BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Marsh & McLennan Companies Inc


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/ Damian P. Reitemeyer



Enclosures









            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                   (Amendment No.  6 )*
                                 ____

              Marsh & McLennan Companies Inc
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.00)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         571748102
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 571748102                     Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor
  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER

  SHARES            Bankers Trust New York
                      Corporation                300 shares
                    Bankers Trust Company    755,383 shares
                                             755,683 shares

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           Bankers Trust New York
                      Corporation                  0 shares
                    Bankers Trust Company     35,650 shares
                                              35,650 shares

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING           Bankers Trust New York
                      Corporation                300 shares
                    Bankers Trust Company  1,319,134 shares
                                           1,319,434 shares


 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              Bankers Trust New York
                      Corporation                  0 shares
                    Bankers Trust Company     38,141 shares
                                              38,141 shares



CUSIP No. 571748102                     Page 3 of 8 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                    Bankers Trust New York
                      Corporation                300 shares
                    Bankers Trust Company  1,357,275 shares
                                           1,357,575 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    Bankers Trust New York
                      Corporation            0.0%
                    Bankers Trust Company    1.9%
                                             1.9%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
CUSIP No. 571748102                     Page 4 of 8 Pages

               DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION OR BANKERS TRUST COMPANY (THE BANK ), AS TRUSTEE FOR VARIOUS TRUSTS AND EMPLOYEE BENEFIT PLANS,
AND INVESTMENT ADVISOR IS, FOR THE PURPOSE OF SECTION  13(g)
OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR    FOR ANY
OTHER PURPOSE, THE BENEFICIAL OWNER OF THE   SECURITIES SET
FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Marsh & McLennan Companies Inc

Item 1(b)    ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

             1221 Ave. of the Americas
             New York, NY  10020

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust
Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, are both corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.00) of Marsh &
McLennan Companies Inc, a Delaware
corporation.

Item 2(e)    CUSIP NUMBER:

             571748102
CUSIP No. 571748102                     Page 5 of 8 Pages


Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

          As of December 31, 1995:

      (a)    Amount Beneficially Owned:

      (i)           Bankers Trust New York
                      Corporation                300 shares
                    Bankers Trust Company  1,357,275 shares
                                           1,357,575 shares

     (ii) Bankers Trust Company was also the record owner of 4,660,295 shares held by the Bank as Trustee of the Marsh & McLennan Companies, Inc. Stock
Investment Plan (the Plan ) with respect to which the bank disclaims beneficial ownership.

The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York
Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
Trust New York Corporation hereby disclaim beneficial ownership of such securities.



CUSIP No. 571748102                     Page 6 of 8 Pages


(b)  PERCENT OF CLASS:

           The common stock described in Item 4(a) above as to which Bankers Trust New York Corporation and Bankers Trust Company acknowledges beneficial ownership constitutes the following

                    Bankers Trust New York
                      Corporation                0.0%
                    Bankers Trust Company        1.9%
                                                 1.9%

           The Common Stock as to which Bankers Trust New
York Corporation and Bankers Trust Company disclaims beneficial ownership constitutes 6.4% of the Issuer s outstanding Common Stock.

     (c)  Number of shares as to which the Bank has:
     (i)  sole power to vote or to direct the
            vote - Bankers Trust New York
                      Corporation                300 shares
                    Bankers Trust Company    755,383 shares
                                             755,683 shares

    (ii)  shared power to vote or to direct the
vote -
                    Bankers Trust New York
                      Corporation                  0 shares
                    Bankers Trust Company     35,650 shares
                                              35,650 shares

   (iii)  sole power to dispose or to direct the
             disposition of -
                    Bankers Trust New York
                      Corporation                300 shares
                    Bankers Trust Company  1,319,134 shares
                                           1,319,434 shares

     (iv) shared power to dispose or to direct the disposition of -

                    Bankers Trust New York
                      Corporation                  0 shares
                    Bankers Trust Company     38,141 shares
                                              38,141 shares

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             [ ]


CUSIP No. 571748102                     Page 7 of 8 Pages


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

      The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

CUSIP No. 571748102                     Page 8 of 8 Pages


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company